AB 6/3

SECURI 06008758 SION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-29418

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING April 1, 2005 (MM/DD/YY) AND ENDING March 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Curbstone Financial Management Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

741 Chestnut Street
(No. and Street)

Manchester	NH	03104
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas M. Lewry, CFP — (603) 624-8462
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Roy & Bentas, CPAs, P.C.
(Name – *if individual, state last, first, middle name*)

697A Union Street	Manchester	NH	03104
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 2 6 2006
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
MAY 3 0 2006
WASH. D.C.
160

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

am

6/23

OATH OR AFFIRMATION

I, **Thomas M. Lewry**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Curbstone Financial Management Corporation, as of **March 31**, 20**06**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President

Title

LORI ANN FOURNIER, Notary Public
My Commission Expires March 19, 2008

Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CURBSTONE FINANCIAL MANAGEMENT CORPORATION
COMPUTATION OF NET CAPITAL
MARCH 31, 2006

	Allowable Assets	Focus Report Part 11A
Cash	$141,838	$141,838
	Non-Allowable Assets	
Loan to Officer	10,000	0
Refundable Payroll Taxes	273	0
Furniture & Fixtures	47	432
Computer Equipment	7,761	17,964
Stock Exchange Seat	9,500	9,500
	27,581	27,896
Total Assets	**$169,419**	**$169,734**
Liabilities	**$ 12,286**	**$ 3,131**
Common Stock	$ 12,500	$ 12,500
Additional Paid-in Capital	253,615	253,615
Retained Earnings (Deficit)	(108,982)	(99,512)
Total	**$157,133**	**$166,603**
Total Assets	$169,419	$169,734
Total Liabilities	12,286	3,131
Net Worth	157,133	166,603
Non-Allowable Assets	27,581	27,896
Current Net Capital	129,552	138,707
Haircuts	0	535
Net Capital	129,552	138,172
Required Capital	50,000	50,000
Excess Net Capital	**$ 79,552**	**$ 88,172**

NOTE: The major differences were as a result of depreciation expense, pension plan payable, and officer loan. No material inadequacies were found to exist since the previous audit of March 31, 2005.

George Bentas, CPA
ROY & BENTAS, CPAs, P.C.
Certified Public Accountants

ROY & BENTAS, CPAs, P.C.
Certified Public Accountants
697A Union Street, Manchester, NH 03104-3632
Telephone (603) 625-5715; Fax (603) 625-5717

Item (e) – Statement of changes in Stockholders' Equity

	March 31, 2006	March 31, 2005
Common Stock	$ 12,500	$ 10,000
Additional Paid-in Capital	253,615	253,615
Retained Earnings (Deficit)	(108,982)	(135,456)
Total	**$157,133**	**$ 128,159**

Item (i) – Curbstone is exempt by K2II.

Item (n) – No material differences existed.

George Bentas, CPA

George Bentas, CPA
ROY & BENTAS, CPAs, P.C.
Certified Public Accountants

ROY & BENTAS, CPAs, P.C.

Certified Public Accountants
697A Union Street, Manchester, NH 03104-3632
Telephone (603) 625-5715; Fax (603) 625-5717

May 12, 2006

To the Board of Directors of
Curbstone Financial Management Corporation
Manchester, NH

In planning and performing our audit of the financial statements of Curbstone Financial Management Corporation for the year ended March 31, 2006 (on which we have issued our report dated May 12, 2006), we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5 of the Securities and Exchange Commission (the Commission), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Curbstone Financial Management Corporation that we considered relevant to the objectives stated in Rule 17a-5 in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Because of inherent limitations in any internal control structure or in the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities, in amounts that be material in relation to the financial statements being audited, may occur and not be detected within a timely period by employees in the normal courses of performing their assigned functions. However, we noted no matters involving the internal control structure that we considered to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2006 to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and should not be used for any other purpose.

George Bentas, CPA

George Bentas, CPA
ROY & BENTAS, CPAs, P.C.
Certified Public Accountants

SEC MAIL PROCESSING
RECEIVED
MAY 30 2006
WASH, D.C. 160 SECTION

CURBSTONE FINANCIAL MANAGEMENT CORPORATION

Audited Financial Statements And Supplemental Information

For The Years Ended March 31, 2006 and 2005

CURBSTONE FINANCIAL MANAGEMENT CORPORATION

(See Independent Auditor's Report)

Table of Contents

ROY & BENTAS, CPAs, P.C.

Certified Public Accountants
697A Union Street, Manchester, NH 03104-3632
Telephone (603) 625-5715 or (603) 626-1040; Fax (603) 625-5717

INDEPENDENT AUDITOR'S REPORT

To the Stockholder and Board of Directors
of **Curbstone Financial Management Corporation**
Manchester, New Hampshire

We have audited the accompanying balance sheets of Curbstone Financial Management Corporation (a New Hampshire corporation) as of March 31, 2006 and 2005 and the related statements of operations and retained earnings (deficit), and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Curbstone Financial Management Corporation as of March 31, 2006 and 2005, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

George Bentas, CPA

Roy & Bentas, CPAs, P.C.
Certified Public Accountants
Manchester, New Hampshire

May 12, 2006.

CURBSTONE FINANCIAL MANAGEMENT CORPORATION
BALANCE SHEETS
MARCH 31, 2006 AND 2005

ASSETS

		2006		2005
Current Assets:				
Cash and Cash Equivalents	$	141,838	$	109,939
Prepaid Payroll Taxes		273		0
Total Current Assets		142,111		109,939
Fixed Assets:				
Total Equipment and Furniture		223,369		216,825
Less: Accumulated Depreciation		(215,561)		(204,555)
Net Fixed Assets		7,808		12,270
Other Assets:				
Loan to Officer		10,000		0
Stock Exchange Seat		9,500		9,500
Total Other Assets		19,500		9,500
Total Assets	**$**	**169,419**	**$**	**131,709**

LIABILITIES AND STOCKHOLDERS' EQUITY

		2006		2005
Current Liabilities:				
Accounts Payable - Trade	$	4,946	$	3,132
Pension Plan Payable		7,006		0
State Taxes Payable		334		418
Total Current Liabilities		12,286		3,550
Stockholders' Equity:				
Common Stock, par value $100, 100 shares authorized, issued and outstanding		12,500		10,000
Additional Paid-In Capital		253,615		253,615
Retained Earnings (Deficit)		(108,982)		(135,456)
Total Stockholders' Equity		157,133		128,159
Total Liabilities and Stockholders' Equity	**$**	**169,419**	**$**	**131,709**

See Independent Auditor's Report

The accompanying notes are an integral part of this statement.

CURBSTONE FINANCIAL MANAGEMENT CORPORATION
STATEMENTS OF OPERATIONS AND RETAINED EARNINGS (DEFICIT)
FOR THE YEARS ENDED MARCH 31, 2006 AND 2005

Revenues:	2006	%	2005	%
Commissions and Fees	$ 748,316	122.9%	$ 608,234	99.9%
Interest and Dividends	1,301	0.2%	651	0.1%
Total Revenues	749,617	123.1%	608,885	100.0%
Operating Expenses:				
Selling Expenses - See Supplemental Schedule	289,544	47.6%	238,458	39.2%
General and Administrative Expenses - See Supplemental Schedule	432,112	71.0%	336,827	55.3%
Total Operating Expenses	721,656	118.5%	575,285	94.5%
Income (Loss) Before State Taxes	27,961	4.6%	33,600	5.5%
State Taxes	1,487	0.2%	1,148	0.2%
Net Income (Loss)	$ 26,474	4.3%	$ 32,452	5.3%
Retained Earnings (Deficit) - Beginning	(135,456)		(167,908)	
Retained Earnings (Deficit) - Ending	**$ (108,982)**		**$ (135,456)**	

See Independent Auditor's Report
The accompanying notes are an integral part of this statement

CURBSTONE FINANCIAL MANAGEMENT CORPORATION
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED MARCH 31, 2006 AND 2005

Cash Flows from Operating Activities:		2006		2005
Net Income	$	26,474	$	32,452
Adjustments to reconcile net income to net cash flows provided by operating activities:				
Depreciation		11,006		6,127
(Increase) Decrease in Refundable State Taxes		0		651
(Increase) Decrease in Refundable Payroll Taxes		(273)		0
Increase (Decrease) in Accounts Payable - Trade		1,814		(559)
Increase (Decrease) in Pension Plan Payable		7,006		0
Increase (Decrease) in State Taxes Payable		(84)		418
Total Adjustments		19,469		6,637
Net Cash Flows Provided by Operating Activities		45,943		39,089
Cash Flows from Investing Activities:				
Cash Purchases of Computer Equipment		(6,544)		(3,297)
Net Cash Flows Used for Investing Activities		(6,544)		(3,297)
Cash Flows from Financing Activities:				
Proceeds from sale of common stock		2,500		0
Loan to Officer		(10,000)		0
Net Cash Flows Used for Financing Activities		(7,500)		0
Net Decrease in Cash and Cash Equivalent:	$	31,899	$	35,792
Cash and Cash Equivalents - Beginning		109,939		74,147
Cash and Cash Equivalents - Ending	$	**141,838**	$	**109,939**

Supplemental Disclosures of Cash Flow Information:

Cash Paid During the Year For:				
State Corporate Taxes	$	1,568	$	79

See Independent Auditor's Report

The accompanying notes are an integral part of this statement

NOTE 1 - Summary of Significant Accounting Policies:

The following is a summary of significant accounting policies followed in the preparation of the financial statements. The policies conform to U.S. generally accepted accounting principles and have been consistently applied.

A. Nature of Business

Curbstone Financial Management Corporation (hereafter "Company") was incorporated in the State of New Hampshire on February 9, 1983. The Company's principal line of business is that of an investment management firm and financial advisor. The Company's primary mission is to meet each client's investment requirements whether it is to generate income or manage capital. The Company's customers consist of individuals, Pension Plans, Estates and Trusts located in the State of New Hampshire. The Company's office is in Manchester, New Hampshire.

B. Basis of Accounting

The Company's policy is to prepare its financial statements on the accrual basis of accounting. Revenues are recognized when earned rather than when received, and expenses are recognized when accrued rather than when cash is disbursed.

C. Cash and Cash Equivalents

For purposes of the statements of cash flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

D. Accounts Receivable and Uncollectible Accounts

Accounts receivables are recorded at net realizable value. The Company's policy is to record bad debts when realized. The Company had no bad debts expenses or accounts receivable for the fiscal year ended March 31, 2006 and 2005.

E. Estimates Used in the Preparation of Financial Statements

The presentation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

-Continued on Next Page-

NOTE 1 - Summary of Significant Accounting Policies - Continued:

F. Fixed Assets and Depreciation

The Company records its fixed assets on a historical cost basis. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. Repairs and maintenance are charged to operations as incurred, whereas major betterments are capitalized. Depreciation expense was $11,006 and $6,127, respectively. Fixed assets and accumulated depreciation consist of the following:

Description	Cost Basis	Accumulated Depreciation	Undepreciated Cost
Office Furniture & Equipment	$ 90,001	$ 89,954	$ 47
Computer Equipment	133,368	125,607	7,761
Totals	$ 223,369	$ 215,561	$ 7,808

G. Income Taxes

The Company does not record deferred tax assets and liabilities under *Statement of Financial Accounting Standards* (SFAS) No. 109 – *Accounting for Income Taxes*, because there are no temporary timing differences that would give rise to a deferred tax asset or liability for the fiscal year ended March 31, 2006 and 2005. The Company employs straight-line depreciation for both financial statement and tax purposes, and all other timing differences are permanent.

H. Security Investments

The Company carries its security investments at market value and unrealized gains and losses are reflected in income.

I. Advertising Costs

The Company follows the policy of charging the costs of advertising to expense as incurred. Advertising expense for the years ended March 31, 2006 and 2005 were $2,434 and $700.

-Continued on Next Page-

NOTE 2 – Operating Lease Commitment:

The Company occupies its office space under a triple-net lease agreement with its stockholder/employee (See Note 3). The terms of this lease are for a period of Five (5) years from February 1, 2003 to January 31, 2008. The monthly payments are $4,604 for the first year, which then increases on each February 1st. In addition, the Company is responsible for all utilities, real estate taxes, insurance, and repairs and maintenance on the office. Rent expense totaled $65,883 and $55,083 for years ended March 31, 2006 and 2005, respectively.

The following is a schedule by years of future minimum rentals under the lease agreement in effect at March 31, 2006:

Years Ending March 31,		Office Rent
2007	$	62,643
2008	$	65,427
2009	$	65,427
2010	$	65,427

NOTE 3 – Related Party and Office Rent:

The Company has a lease agreement with its stockholder for its office space in Manchester, NH. The rental payments to the stockholder/employee totaled $65,883 and $55,083 for the years ended March 31, 2006 and 2005.

NOTE 4 – Pension Plan:

The Company has a non-contributory profit-sharing plan for its qualified employees. The Company has amended and restated its plan effective April 1, 1989 for its qualified employees to a 401(k) profit sharing plan. The plan is available for company employees who meet the eligibility requirements as set forth in the plan. Discretionary Company contributions to the plan totaled $5,330 and $2,913for the years ended March 31, 2006 and 2005. Required Company contributions to the plan totaled $11,829 and $4,815 for the years ended March 31, 2006 and 2005.

-Continued on Next Page-

NOTE 5 – Net Capital and Aggregate Indebtedness:

Pursuant to S.E.C. Rule 15c3-1, the Company is required to maintain net capital of $50,000, or one-fifteenth of Aggregate Indebtedness, whichever is greater. Aggregate Indebtedness must not exceed Net Capital as those terms are defined by a ratio of more than 15 to 1. At March 31, 2006 and 2005, the Company was in compliance with this Rule.

NOTE 6 – Clearing Arrangements:

Essentially all customer stock and bond transactions are introduced and cleared through Raymond James and Associates, Inc.

NOTE 7 – Common Stock and Ownership:

The Company is authorized and has issued one hundred (100) shares of stock at $100 par value. Of these 100 shares, the Company's President (Thomas Lewry) owns Ninety-Nine (99) shares, and an unrelated individual owns one share of Common Stock. The One (1) share of Common Stock was sold during the fiscal year ended March 31, 2006 to this individual for $2,500.

SUPPLEMENTAL INFORMATION SCHEDULE

(See Independent Auditor's Report on the Supplemental Schedule)

ROY & BENTAS, CPAs, P.C.
Certified Public Accountants
697A Union Street, Manchester, NH 03104-3632
Telephone (603) 625-5715; Fax (603) 625-5717

INDEPENDENT AUDITOR'S REPORT ON THE SUPPLEMENTAL SCHEDULE

To the Stockholder and Board of Directors
of **Curbstone Financial Management Corporation**
Manchester, New Hampshire

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

George Bentas, CPA

Roy & Bentas, CPAs, P.C.
Certified Public Accountants
Manchester, New Hampshire

May 12, 2006.

CURBSTONE FINANCIAL MANAGEMENT CORPORATION
SUPPLEMENTAL SCHEDULES OF SELLING, GENERAL & ADMINISTRATIVE EXPENSES
FOR THE YEARS ENDED MARCH 31, 2006 AND 2005

Selling Expenses:		2006	%	2005	%
Commissions	$	269,614	44.3%	227,340	37.3%
Travel and Entertainment		16,915	2.8%	8,866	1.5%
Advertising		2,434	0.4%	700	0.1%
Sales Expenses		581	0.1%	1,552	0.3%
Total Selling Expenses	$	**289,544**	**47.6%**	**238,458**	**39.2%**

General and Administrative Expenses:		2006	%	2005	%
Salary - Officer's	$	130,000	21.4%	80,000	13.1%
Salaries - General		67,899	11.2%	73,025	12.0%
Payroll Taxes		13,887	2.3%	10,906	1.8%
Rent Paid to Officer		65,883	10.8%	55,083	9.0%
Professional Services		20,668	3.4%	14,970	2.5%
Office Supplies and Expenses		12,549	2.1%	11,610	1.9%
Employee Benefits		12,363	2.0%	10,680	1.8%
Pension Plan		17,159	2.8%	7,098	1.2%
Telephone		5,498	0.9%	7,667	1.3%
Depreciation		11,006	1.8%	6,127	1.0%
Dues and Subscriptions		15,262	2.5%	9,914	1.6%
Building Repairs and Maintenance		10,445	1.7%	8,183	1.3%
Equipment Rental		3,814	0.6%	4,393	0.7%
Licenses and Fees		4,985	0.8%	4,970	0.8%
Postage		3,581	0.6%	2,713	0.4%
Utilities		6,673	1.1%	5,894	1.0%
Outside Services		2,378	0.4%	2,370	0.4%
Real Estate Taxes		4,968	0.8%	4,892	0.8%
Insurance		7,548	1.2%	4,869	0.8%
Vehicle Expenses		10,861	1.8%	5,203	0.9%
Officer's Life Insurance		1,761	0.3%	3,521	0.6%
Donations to Local Charities		2,924	0.5%	1,189	0.2%
Website Costs		0	0.0%	1,550	0.3%
Total General and Administrative Expenses	$	**432,112**	**71.0%**	**336,827**	**55.3%**

See Independent Auditor's Report
The accompanying notes are an integral part of this statement